Verona Pharma plc
Operational Update and Financial Results for the Three and Nine Months Ended September 30, 2019
Reported positive Phase 2 data with dry powder inhaler formulation
Post period end, completed enrollment in Phase 2b study with nebulized ensifentrine as add-on to long-acting bronchodilator

November 5, 2019, London – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces an operational update and financial results for the three months and nine months ended September 30, 2019.
The Company's first-in-class development candidate, ensifentrine, is an inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that acts both as a bronchodilator and an anti-inflammatory agent in a single compound. Ensifentrine is currently in Phase 2b clinical development for the maintenance treatment of chronic obstructive pulmonary disease ("COPD") and is planned to enter Phase 3 trials for this indication in 2020. Verona Pharma may also develop ensifentrine for the treatment of cystic fibrosis and asthma.

OPERATIONAL AND DEVELOPMENT HIGHLIGHTS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2019
Three months ended September 30, 2019

•
Reported positive results from the second part of the Phase 2 study of the Dry Powder Inhaler ("DPI") formulation of ensifentrine in COPD, delivered by handheld inhaler over one week of twice-daily treatment.

◦	The trial met all of its primary and secondary lung function endpoints.

◦
The magnitude of improvement in lung function and duration of action were highly statistically significant and support twice daily dosing of ensifentrine delivered in a DPI format for the treatment of COPD.

•
Primary endpoint met: peak FEV1 corrected for placebo showed dose-dependent improvements over baseline of 102 mL for the 150 µg dose, 175 mL for the 500 µg dose, 180 mL for the 1500 µg dose and 260 mL for the 3000 µg dose, (p<0.0001 for all doses), all highly statistically significant.

•	Secondary endpoints met:

◦
Statistically significant improvements in average FEV1 over 12 hours were observed over 7 days with all doses (average FEV1 AUC(0-12hr) corrected for placebo: 36 mL for the 150 µg dose, 90 mL for the 500 µg dose, 80 mL for the 1500 µg dose and 147 mL for the 3000 µg dose; p<0.05 for all doses).

◦
Ensifentrine in a handheld dry powder format was well tolerated at all doses with an adverse event profile similar to placebo. The safety profile was comparable to that observed in prior studies with nebulized ensifentrine.

•	Presented at the European Respiratory Society (“ERS”) International Congress in Madrid, Spain on the positive data from the Phase 2 study of the DPI formulation of ensifentrine in COPD.

◦
These single dose data were first announced in March 2019 and followed by positive multiple dose data in August 2019 where all the primary and secondary lung function endpoints were met in the Phase 2 trial.

◦	The magnitude of improvement in lung function and duration of action were highly statistically significant and support twice daily dosing of ensifentrine for the treatment of COPD.

Post-period end, the Company:

•
Announced that it had completed enrollment in its Phase 2b four-week dose-ranging study evaluating the effect of nebulized ensifentrine as an add-on to inhaled tiotropium, a long acting bronchodilator, in patients with moderate-to-severe COPD.

◦	Enrollment of 416 patients at 46 sites was completed on schedule with data expected around year end 2019.

◦	Preparations underway for End of Phase 2 meeting with the U.S. Food and Drug Administration ("FDA") expected in the first half of 2020.

◦	Commencement of Phase 3 trials expected in 2020.

FINANCIAL HIGHLIGHTS

•	Net cash, cash equivalents and short term investments at September 30, 2019, amounted to £41.1 million (December 31, 2018: £64.7 million).

•
For the nine months ended September 30, 2019, reported operating loss of £33.7 million (nine months ended September 30, 2018: £18.3 million) and reported loss after tax of £24.5 million (nine months ended September 30, 2018: £17.0 million). Operating expenses increased from £18.2 million to £33.7 million due primarily to development activities for ensifentrine.

•	Reported loss per share of 23.3 pence for the nine months ended September 30, 2019 (nine months ended September 30, 2018: 16.1 pence).

•
Net cash used in operating activities for the nine months ended September 30, 2019 was £24.5 million (nine months ended September 30, 2018: £13.1 million). The increase in cash used was due to pre-clinical and clinical studies with ensifentrine and the timing of supplier payments.

"We are very pleased that our four-week Phase 2b dose-ranging clinical trial with nebulized ensifentrine is progressing according to plan and that we have completed enrollment of over 400 symptomatic patients with moderate to severe COPD. We anticipate completing this study around the end of 2019. Informed by this and prior studies in around 850 subjects, we plan to advance into our Phase 3 clinical trial program which we expect to commence in 2020 following an end of Phase 2 meeting with the FDA," commented Jan-Anders Karlsson, PhD, CEO of Verona Pharma.
"Millions of COPD patients in the US remain symptomatic and breathless despite being treated with currently available medicines. We believe ensifentrine, with its unique dual mode of action and bronchodilator and anti-inflammatory properties, has the potential to become an important additional treatment option for many of these patients. In particular, the strong reduction in COPD symptoms will be an attractive feature for many of these patients. Initially we will focus on nebulized treatment for more severe patients but we are very excited by the positive DPI formulation results that support our view that ensifentrine is an effective bronchodilator in COPD patients, whether administered as a dry powder via a handheld inhaler or as a suspension via a nebulizer."

GENERAL INFORMATION
Conference Call and Webcast Information
Verona Pharma will host an investment community conference call at 8:00 a.m. Eastern Standard Time (1:00 pm Greenwich Mean Time) on Tuesday, November 5, 2019. Analysts and investors may participate in the conference call by utilizing the conference ID: 6498479 and dialing the following numbers:

•	866-940-4574 for callers in the United States

•	0800 028 8438 for callers in the United Kingdom

•	0800 181 5287 for callers in Germany
A live webcast will be available on the Events and presentations link on the Investors page of the Company's website at www.veronapharma.com and an audio replay will be available there for 30 days.
An electronic copy of the interim results will be made available today on the Company's website. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
This press release contains inside information for the purposes of Article 7 Regulation (EU) No. 596/2014 in relation to revised timelines for the ongoing Phase 2 study of the pMDI formulation. The person responsible for its release is Mr Piers Morgan.
About Chronic Obstructive Pulmonary Disease (COPD)
COPD is a progressive and life-threatening respiratory disease without a cure. The World Health Organization estimates that it will become the third leading cause of death worldwide by 2030. The condition damages the airways and the lungs, leading to debilitating breathlessness that has a devastating impact on performing basic daily activities such as getting out of bed, showering, eating and walking. In the United States alone, the total annual medical costs related to COPD are projected to rise to $49 billion in 2020. About 1.2 million U.S. COPD patients on dual/triple inhaled therapy (long-acting beta-agonist (LABA)/long-acting muscarinic antagonist (LAMA) +/- inhaled corticosteroid (ICS)) remain uncontrolled, experiencing symptoms that impair quality of life. These patients urgently need better treatments.
About Ensifentrine
Ensifentrine (RPL554) is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 for the treatment of respiratory diseases. Verona is currently developing three formulations of ensifentrine for the treatment of COPD: nebulized, dry powder inhaler (DPI), and pressurized metered-dose inhaler (pMDI). Phase 2 studies of nebulized ensifentrine in patients with moderate-to-severe COPD have demonstrated significant and clinically meaningful improvements in both lung function and COPD symptoms, including breathlessness. Nebulized ensifentrine also has shown further improved lung function and reduced lung volumes in patients taking standard of care, short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy (LABA/LAMA +/- ICS). Nebulized ensifentrine is currently in a Phase 2b clinical study evaluating its effect as an add-on to treatment with a long-acting bronchodilator in patients with moderate-to-severe COPD, which is expected to be completed around year-end 2019. Verona Pharma reported positive results from its Phase 2 study of the DPI formulation of ensifentrine in August 2019. Its pMDI formulation is currently being evaluated in a Phase 2 study, with single dose data expected in the first quarter of 2020 and final data around the middle of 2020. Ensifentrine has potential applications in cystic fibrosis, asthma and other respiratory diseases. It has been well tolerated in clinical trials involving a total of around 850 people to date.
About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine, has the potential to be the first novel class of bronchodilator in over 40 years, and the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Verona Pharma is currently in Phase 2 development of three formulations of ensifentrine for the treatment of COPD: nebulized, dry powder inhaler, and pressurized metered-dose inhaler. Ensifentrine also has potential applications in cystic fibrosis, asthma and other respiratory diseases. For more information, please visit www.veronapharma.com.
Forward Looking Statements
This press release, operational review, outlook and financial review contain forward-looking statements. All statements contained in this press release, operational review, outlook and financial review that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the design of clinical trials and the timing of clinical trials, trial results and an End of Phase 2 meeting with the FDA, ensifentrine as the first novel class of bronchodilator in over 40 years and the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound, the efficacy of ensifentrine as a bronchodilator, ensifentrine’s symptom benefit to all COPD patients, the progressive improvement in the post-hoc analysis of the data from the four-week Phase 2b study suggesting an anti-inflammatory benefit, the value of ensifentrine for COPD patients on dual or triple therapy or on maximum standard-of-care therapy, the number of COPD patients in the United States and China, the market opportunity for ensifentrine, the number of COPD patients who use inhalers for maintenance therapy, the expansion of the market for ensifentrine in a DPI or pMDI formulation and the size of such market, estimates of medical costs for COPD and it becoming the third leading cause of death worldwide by 2030, our goal to become a leading fully integrated biopharmaceutical company, the treatment potential for ensifentrine in asthma, cystic fibrosis and other respiratory disease, and strategic collaborations and their value.
These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; and lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable.
These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 19, 2019, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release, operational review, outlook and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release, operational review, outlook and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release, operational review, outlook and financial review.

For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer	Tel: +44 (0)20 7496 3000
(Nominated Adviser and UK Broker)
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Mia Gardner (Corporate Broking)

Optimum Strategic Communications	Tel: +44 (0)20 3950 9144
(European Media and Investor Enquiries)	verona@optimumcomms.com
Mary Clark / Eva Haas / Hollie Vile

Argot Partners
(US Investor enquiries)
Stephanie Marks / Kimberly Minarovich / Michael Barron	Tel: +1 212 600 1902
verona@argotpartners.com

OPERATIONAL REVIEW
Overview
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine, has the potential to be the first novel class of bronchodilator in over 40 years, and the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound.
We intend to address the significant unmet medical need in moderate to severe COPD patients who remain symptomatic despite treatment with dual bronchodilators (LAMA and LABA) or triple therapy (with the addition of ICS). Our market research shows that nebulized delivery is the preferred route of administration for more severe COPD patients, especially in the U.S., where out of approximately three million COPD patients treated with dual/ triple inhaled therapy (LAMA/ LABA +/- ICS), about 1.2 million remain uncontrolled, experiencing symptoms that impair quality of life. These patients urgently need better treatments.
COPD is a progressive respiratory disease with no cure. Few therapeutic alternatives are available for these patients. The bronchodilator and anti-inflammatory properties of ensifentrine may be particularly helpful for these symptomatic patients suffering from chronic cough, excessive sputum production and breathlessness despite being treated with currently available medicines.
China is estimated to have at least 70 million COPD patients, with many still undiagnosed. Importantly, over 90% of medications are prescribed in hospitals (in contrast to the U.S.) and at least a third of patients use nebulized drugs. We believe that by 2020 the Chinese COPD and asthma treated market will exceed 40 million patients. There is an urgent need for new effective and well-tolerated treatments to address this growing population.
Verona Pharma is developing ensifentrine for the treatment of COPD, cystic fibrosis (CF), and asthma and potentially other respiratory diseases. Ensifentrine has been observed to be well tolerated in clinical studies to date, having been studied in around 850 subjects in 14 completed clinical trials.
Clinical update
Lead product - nebulized ensifentrine
We are initially developing nebulized ensifentrine for the maintenance treatment of COPD. In our clinical trials we have observed that ensifentrine improves lung function in COPD patients when used either as a stand-alone treatment or as an add-on to treatment with single and dual bronchodilators. We believe that the addition of nebulized ensifentrine to symptomatic COPD patients already treated with standard-of-care medicines represents a very significant market opportunity.
In May 2019 we initiated a Phase 2b dose-ranging study evaluating nebulized ensifentrine as an add-on to treatment with a long-acting bronchodilator in patients with moderate-to-severe COPD. The four-week, randomized, double-blind, placebo-controlled dose-ranging trial is designed to evaluate the safety and efficacy of nebulized ensifentrine as an add-on to inhaled tiotropium, a LAMA commonly used to treat COPD, and to establish the dosing regimen for a potential Phase 3 program in COPD.
The primary endpoint of this study is improvement in lung function with ensifentrine, as measured by the change in peak forced expiratory volume in one second ("FEV1") from 0 to 3 hours, a standard measure of exhaled breath volume. Key additional endpoints include measurements of respiratory symptoms and quality of life via different patient-reported outcome tools.
On October 17, 2019, we announced that we have completed enrollment for the Phase 2b study, with 416 COPD patients across 46 sites in the US, and that data are expected around year end 2019. Preparations are underway for an End-of-Phase 2 meeting with the U.S. Food and Drug Administration ("FDA"), which we expect to take place in the first half of 2020. Subject to the FDA agreeing with our proposed plan, we expect to commence Phase 3 trials in 2020.
The post-hoc analysis of data from the 4-week Phase 2b (2018) study of ensifentrine as a maintenance treatment for COPD, published in May 2019 at the ATS 2019 International Conference, showed a significant and clinically meaningful improvement in symptom scores, measured using the E-RS scale. This was also observed among patients who did not show a large improvement in lung function to standard beta2-agonist bronchodilator treatment ('non-reversible' patients, who comprise the majority of COPD patients). Therefore we believe ensifentrine may offer a significant symptom benefit to all COPD patients, given that the symptom improvement we have observed is not necessarily linked to improvement in lung function. We also believe that the progressive improvement in symptoms over the four-week period observed in the post-hoc analysis suggests an anti-inflammatory benefit that would be additional to that of standard treatment with LAMA or LABA bronchodilator therapy.
In January 2019, we reported top-line data from a 3-day Phase 2 cross-over trial that enrolled 79 patients to investigate the efficacy and safety of two different doses (1.5 mg and 6.0 mg, twice daily) of nebulized ensifentrine on top of an inhaled LAMA/LABA therapy, tiotropium/olodaterol (Stiolto® Respimat®), for COPD maintenance treatment. Each patient received both doses and placebo during the three treatment periods and about 30% of patients also used stable inhaled corticosteroid (ICS) therapy throughout the study.
The average improvement in peak FEV1 on the morning of day 3 with the 1.5 mg dose was observed to be 46 mL, which was not statistically significant, so the primary endpoint of the study was not met. However, the average improvement in FEV1 over the first 4 hours was 50 mL which was statistically significant (p<0.05). Also, the average improvement in FEV1 over 24 hours was statistically significant (p<0.05). A post-hoc analysis showed that more than 40% of patients reported an improvement in peak FEV1 of more than 100 mL, which we believe suggests that a significant number of COPD patients on dual or triple therapy could derive a substantial benefit from adding ensifentrine to their therapy. Importantly, in this and several other clinical trials, ensifentrine produced clinically relevant and statistically significant improvements in air trapping (residual volume), both on its own as well as when administered on top of single or dual bronchodilator treatment. We believe this may translate into further symptom improvement in these patients already on maximum standard-of-care therapy.
The learnings from our trials to date, including patient responses, treatment regimes, as well as endpoints, are being taken into account in the design of the Phase 3 trials.
We are also developing formulations of ensifentrine in both dry powder inhaler ("DPI") and pressurized metered-dose inhaler ("pMDI") formats, for the treatment of COPD patients who prefer administration using a handheld inhaler device.
Dry powder inhaler (“DPI”) formulation
In August 2019, we reported top-line data from our study to evaluate the ensifentrine DPI formulation in patients with moderate-to-severe COPD over one week of twice-daily treatment. The trial met all its primary and secondary lung function endpoints. The magnitude of improvement in lung function and duration of action were both clinically meaningful and highly statistically significant and the data support twice daily dosing of ensifentrine delivered in DPI format for the treatment of COPD.
Peak FEV1, corrected for placebo, showed improvements over baseline of 102 mL for the 150 µg dose, 175 mL for the 500 µg dose, 180 mL for the 1500 µg dose and 260 mL for 3000 µg dose, (p<0.0001 for all doses), all highly statistically significant.
Average FEV1 0-12h, corrected for placebo, improved by 36 mL for the 150 µg dose, 90 mL for the 500 µg dose, 80 mL for the 1500 µg dose and 147 mL for the 3000 µg dose (p<0.05 for all doses).
Ensifentrine was well tolerated at all doses with an adverse event profile similar to placebo. The safety profile was comparable to that observed in prior studies with nebulized ensifentrine.
Metered-dose inhaler (“pMDI”) formulation
In June 2019, we commenced a Phase 2 dose-ranging trial to evaluate the pharmacokinetic (“PK”) profile, efficacy and safety of ensifentrine delivered by pMDI in patients with moderate-to-severe COPD. The trial has a randomized, double-blind, placebo-controlled, two-part design. We anticipate reporting data from the first part of the trial in the first quarter of 2020 and final data around the middle of 2020.
We believe the availability of ensifentrine in handheld inhaler formats (DPI and pMDI) will greatly expand the market potential for ensifentrine to the millions of COPD patients who prefer to use handheld devices. In the U.S., DPI and pMDI handheld inhalers are more commonly used than nebulizers for medication in COPD.
Other indications
Opportunities also exist to explore the development of ensifentrine for the treatment of asthma, cystic fibrosis and other respiratory diseases.
Enhancements to the senior team
Verona Pharma deepened the expertise available to the Company through a number of senior appointments. In April, Dr Martin Edwards was appointed to the Board as a Non-Executive Director. In June, we announced the expansion of our senior clinical team to lead and manage the late stage development of ensifentrine.
OUTLOOK

We intend to become a leading fully integrated biopharmaceutical company, focused on the treatment of respiratory diseases with significant unmet medical needs. Our initial focus, the nebulized formulation of ensifentrine, addresses a clear unmet medical need in moderate-to-severe COPD patients who remain symptomatic despite treatment with dual bronchodilators (LAMA and LABA) or triple therapy (with ICS added). We believe that this is a very large market opportunity in the US and also in China. In the US, we intend to pursue this market opportunity with a targeted sales force.
Following completion of the Phase 2b dose-ranging study evaluating nebulized ensifentrine as an add-on to treatment with inhaled tiotropium a long acting bronchodilator in patients with moderate-to-severe COPD, we expect to proceed to an End of Phase 2 meeting with the FDA in the first half of 2020. We expect to commence its Phase 3 clinical program with nebulized ensifentrine for the maintenance treatment of COPD in 2020, subject to the FDA’s authorization to proceed. We are also developing ensifentrine for other respiratory diseases including CF and asthma.
After the positive data from the Phase 2 DPI trial in patients with moderate-to-severe COPD, which was reported in August, and the successful development of the pMDI formulation of ensifentrine last year, which is currently being studied in an ongoing Phase 2 pMDI trial, again in patients with moderate-to-severe COPD, we believe these formulations could open up a much larger patient population to ensifentrine treatment. In the US, our market research suggests that about 5.5 million moderate-to-severe COPD patients currently use either DPI or pMDI devices for administering their COPD therapies. This market was valued at approximately $9 billion in 2018.
We may seek strategic collaborations with market leading biopharmaceutical companies to develop and commercialize the DPI and pMDI formulations of ensifentrine. We believe that any such collaborations (the signing and terms of which remain uncertain) could provide significant funding to advance the development of ensifentrine, while allowing us to benefit from the development or commercialization expertise of our collaborators.
Ensifentrine is protected by a broad patent umbrella. We believe that future medicinal products containing ensifentrine are protected by our IP beyond 2035. We have retained the worldwide commercialization rights for ensifentrine.
We have strengthened and expanded our management team and board of directors during the year, adding further expertise. The Company has extensive experience in respiratory product development and commercialization, including from members of our management who were involved in the development and/or marketing of commercial products such as Symbicort, Daliresp/Daxas, Flutiform, Advair, Breo Ellipta and Anoro Ellipta, and thus is favourably positioned for the late-stage development of ensifentrine.

FINANCIAL REVIEW
Financial review of the nine and three month period ended September 30, 2019
Nine months ended September 30, 2019
Research and Development Costs
Research and development costs were £27.8 million for the nine months ended September 30, 2019, compared to £13.6 million for the nine months ended September 30, 2018, an increase of £14.2 million. The increase was predominantly attributable to a £13.4 million increase in clinical trial expenses relating to four clinical trials (ongoing or in preparation) of ensifentrine in the nine months ended September 30, 2019, including a four-week 400 patient clinical trial, compared to three trials in the nine months ended September 30, 2018. Salary costs increased by £1.0 million reflecting the expansion of the clinical team.
General and Administrative Costs
General and administrative costs were £5.9 million for the nine months ended September 30, 2019, compared to £4.6 million for the nine months ended September 30, 2018, an increase of £1.3 million. The increase was primarily attributable to a £0.7 million increase in professional and market research fees and a £0.5 million increase in other overhead expenses, predominantly salaries and insurance.
Finance Income and Expense
Finance income was £3.3 million for the nine months ended September 30, 2019, and £1.8 million for the nine months ended September 30, 2018. The increase in finance income was primarily due to a decrease in the fair value of the warrant liability of £2.1 million, because of a decline in the Company's share price, compared to an increase in the liability in the nine month period ended September 30, 2018 (which is recorded as a finance expense). In the prior period, there was a foreign exchange gain on cash and short term investments of £1.2 million, compared to a gain of £0.6 million for the nine months ended September 30, 2019.
Finance expense was £0.1 million for the nine months ended September 30, 2019, compared to £3.5 million for the nine months ended September 30, 2018. The decrease was due to a £3.4 million rise in the value of the fair value of the warrant liability in the 2018 period, recorded in finance expense, compared to a decrease in value in the 2019 period recorded in finance income.
Taxation
Taxation for the nine months ended September 30, 2019, amounted to a credit of £6.0 million compared to a credit of £3.0 million for the nine months ended September 30, 2018, an increase of £3.0 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The increase in the credit amount was attributable to our increased expenditure on research and development, compared to the prior period, and a change in the mix of recoverable spend.
Cash Flows
Net cash used in operating activities increased to £24.5 million for the nine months ended September 30, 2019, from £13.1 million for the nine months ended September 30, 2018. This was principally due to an increase in operating costs driven by higher research and development costs, as well as differences in the timing of supplier payments. During the nine months ended September 30, 2019, the Company received an R&D tax credit of £4.4 million in respect of its 2018 tax credit on qualifying research and development expenditure, compared to a receipt of £5.0 million received during the nine months ended September 30, 2018, in respect of the 2017 tax credit.
Net cash generated from investing activities predominantly reflects the net movement of cash being placed on deposit for more than three months and such deposits maturing. Deposits of more than three months are disclosed as short term investments, separately from cash. The increase in net cash generated in investing activities to £38.5 million for the nine months ended September 30, 2019, from £8.6 million for the nine months ended September 30, 2018 was due to the net movement of funds from short term investments to cash being greater during the nine months ended September 30, 2019.
Cash, cash equivalents and short-term investments
Net cash, cash equivalents and short-term investments at September 30, 2019, decreased to £41.1 million from £64.7 million at December 31, 2018 due to the utilization of cash in ordinary operating activities.
Net assets
Net assets decreased to £40.3 million at September 30, 2019, from £62.9 million at December 31, 2018. This was primarily due to losses generated by the operating activities of the Company.

Three months ended September 30, 2019
The operating loss for the three months ended September 30, 2019, was £13.9 million (September 30, 2018: £6.8 million) and the loss after tax for the three months ended September 30, 2019, was £10.1 million (September 30, 2018: loss of £2.3 million).
Research and Development Costs
Research and development costs were £12.0 million for the three months ended September 30, 2019, compared to £5.3 million for the three months ended September 30, 2018, an increase of £6.7 million. The increase was predominantly attributable to a £6.4 million increase in clinical trial expenses relating to three clinical trials of ensifentrine in the three months ended September 30, 2019 compared to two trials in the three months ended September 30, 2018. The majority of the trial costs related to a Phase 2b four week study in approximately 400 patients. Salary costs increased by £0.5 million reflecting the expansion of the clinical team.
General and Administrative Costs
General and administrative costs were £2.0 million for the three months ended September 30, 2019, compared to £1.4 million for the three months ended September 30, 2018, an increase of £0.6 million. The increase was attributable to a £0.3 million increase in commercial market research costs and £0.3 million in other overhead costs, predominantly salaries and insurance.
Finance Income and Expense
Finance income was £1.2 million for the three months ended September 30, 2019, and £3.3 million for the three months ended September 30, 2018. Finance income in the three months ended September 30, 2019 comprised £0.4 million in relation to the decrease in the fair value of the warrant liability, due to a fall in the Company's share price, compared to a £2.6 million decrease in the prior period, together with a £0.7 million foreign exchange gain on cash and short term investments in the three months ended September 30, 2019 compared to a £0.5 million gain in the prior period.
Finance expense was £46 thousand for the three months ended September 30, 2019, as compared to £27 thousand for the three months ended September 30, 2018.
Taxation
Taxation for the three months ended September 30, 2019, amounted to a credit of £2.6 million compared to a credit of £1.1 million for the three months ended September 30, 2018, a reflection of the higher research and development costs in the current period.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
AS OF SEPTEMBER 30, 2019, AND DECEMBER 31, 2018

	Notes	As of September 30, 2019	As of December 31, 2018
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets		2,241	2,134
Property, plant and equipment		1,141	21
Total non-current assets		3,823	2,596

Current assets:
Prepayments and other receivables		3,486	2,463
Current tax receivable		6,177	4,499
Short term investments	10	7,242	44,919
Cash and cash equivalents		33,823	19,784
Total current assets		50,728	71,665
Total assets		54,551	74,261

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,266	5,266
Share premium		118,862	118,862
Share-based payment reserve		9,789	7,923
Accumulated loss		(93,634)	(69,117)
Total equity		40,283	62,934

Current liabilities:
Derivative financial instrument	11	415	2,492
Lease liability		440	—
Trade and other payables		11,605	7,733
Total current liabilities		12,460	10,225

Non-current liabilities:
Assumed contingent obligation	12	1,096	996
Non-current lease liability		640	—
Deferred income		72	106
Total non-current liabilities		1,808	1,102
Total equity and liabilities		54,551	74,261

The accompanying notes form an integral part of these condensed consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019, AND SEPTEMBER 30, 2018 (UNAUDITED)

	Notes	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
		£'000s	£'000s	£'000s	£'000s
Research and development costs		(11,971)	(5,346)	(27,815)	(13,649)
General and administrative costs		(1,972)	(1,417)	(5,933)	(4,647)
Operating loss		(13,943)	(6,763)	(33,748)	(18,296)
Finance income	7	1,223	3,331	3,311	1,841
Finance expense	7	(46)	(27)	(119)	(3,463)
Loss before taxation		(12,766)	(3,459)	(30,556)	(19,918)
Taxation — credit	8	2,620	1,119	6,032	2,966
Loss for the period		(10,146)	(2,340)	(24,524)	(16,952)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		26	9	27	24
Total comprehensive loss attributable to owners of the Company		(10,120)	(2,331)	(24,497)	(16,928)
Loss per ordinary share — basic and diluted (pence)	9	(9.6)	(2.2)	(23.3)	(16.1)

The accompanying notes form an integral part of these condensed consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019, AND SEPTEMBER 30, 2018 (UNAUDITED)

	Note	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
		£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2018		5,251	118,862	5,022	(49,254)	79,881
Loss for the period		—	—	—	(16,952)	(16,952)
Other comprehensive income for the year:
Exchange differences on translating foreign operations		—	—	—	24	24
Total comprehensive loss for the period		—	—	—	(16,928)	(16,928)
New share capital issued		15	—	—	—	15
Share-based payments		—	—	2,231	—	2,231
Balance at September 30, 2018		5,266	118,862	7,253	(66,182)	65,199

Balance at January 1, 2019, as previously reported		5,266	118,862	7,923	(69,117)	62,934
Impact of change in accounting policy	3	—	—	—	(20)	(20)
Adjusted balance at January 1, 2019		5,266	118,862	7,923	(69,137)	62,914
Loss for the period		—	—	—	(24,524)	(24,524)
Other comprehensive income for the year:
Exchange differences on translating foreign operations		—	—	—	27	27
Total comprehensive loss for the period		—	—	—	(24,497)	(24,497)
Share-based payments		—	—	1,866	—	1,866
Balance at September 30, 2019		5,266	118,862	9,789	(93,634)	40,283

The accompanying notes form an integral part of these condensed consolidated financial statements.
The currency translation reserve for September 30, 2019, and September 30, 2018, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR
THE NINE MONTHS ENDED SEPTEMBER 30, 2019, AND SEPTEMBER 30, 2018 (UNAUDITED)

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(30,556)	(19,918)
Finance income	(3,311)	(1,841)
Finance expense	119	3,463
Share-based payment charge	1,866	2,231
Increase in prepayments and other receivables	(1,236)	(223)
Increase / (decrease) in trade and other payables	3,852	(1,434)
Depreciation of property, plant and equipment	274	6
Unrealized foreign exchange gains	15	—
Amortization of intangible assets	77	66
Cash used in operating activities	(28,900)	(17,650)
Cash inflow from taxation	4,361	4,594
Net cash used in operating activities	(24,539)	(13,056)
Cash flow from investing activities:
Interest received	827	681
Purchase of plant and equipment	(21)	(1)
Payment for patents and computer software	(184)	(235)
Transfer to short term investments	(7,240)	(44,716)
Maturity of short term investments	45,134	52,854
Net cash generated in investing activities	38,516	8,583
Cash flow from financing activities:
Payment of lease liabilities	(296)	—
Net cash used in financing activities	(296)	—
Net increase / (decrease) in cash and cash equivalents	13,681	(4,473)
Cash and cash equivalents at the beginning of the period	19,784	31,443
Effect of exchange rates on cash and cash equivalents	358	591
Cash and cash equivalents at the end of the period	33,823	27,561

VERONA PHARMA PLC
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company, which is dual listed, with its ordinary shares listed on the AIM market operated by the London Stock Exchange and its American Depositary Shares on the Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom. The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma plc and its subsidiaries, Verona Pharma, Inc. and Rhinopharma Limited (together the "Group”), for the nine months ended September 30, 2019, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2018.
The 2018 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on November 6, 2019. There have been no changes, other than the adoption of IFRS 16, to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2018, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The interim condensed consolidated financial statements have been prepared on a going-concern basis. Management, having reviewed the future operating costs of the business in conjunction with cash and short term investments held as of September 30, 2019, believes the Group has sufficient resources to fund planned research and development activities, including the initiation of Phase 3 trials, until September 30, 2020. The Group will need to raise additional funds in order to continue its activities at this point.
The Group continues to seek additional funding through public or private financing, license agreements, debt finance, collaboration agreements and other arrangements. While Management has reasonable expectations that the Group will obtain the required finance, there is no guarantee that the Group will be successful securing additional finance on acceptable terms, or at all. Raising sufficient funds to fund planned research and development activities, including Phase 3 trials, is likely to be dependent on continuing to report positive data from clinical trials in a timely manner.
Should the Group be unable to raise sufficient additional funds it will be required to curtail planned research and development activities, including initiating Phase 3 trials, until such funding can be obtained.
The Group’s activities and results are not exposed to seasonality. The Group operates as a single operating and reportable segment.
Dividend
The Directors do not recommend the payment of a dividend for the nine months ended September 30, 2019, (nine months ended September 30, 2018: £nil and the year ended December 31, 2018: £nil).

3. Change in accounting policy: adoption of IFRS 16
IFRS 16 ‘Leases’ is effective for accounting periods beginning on or after January 1, 2019, and replaces IAS 17 ‘Leases’. It eliminates the classification of leases as either operating leases or finance leases and, instead, introduces a single lessee accounting model. The adoption of IFRS 16 resulted in the Group recognizing lease liabilities within current liabilities, and corresponding ‘right-of-use’ assets for the arrangements within property plant and equipment that were previously classified as operating leases.
The Group’s principal lease arrangements are for office buildings. The Group has adopted IFRS 16 retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at January 1, 2019. The standard permits a choice on initial adoption, on a lease-by-lease basis, to measure the right-of-use asset at either its carrying amount as if IFRS 16 had been applied since the commencement of the lease, or an amount equal to the lease liability, adjusted for any accrued or prepaid lease payments. The Group has elected to measure the right-of-use asset at its carrying value as if IFRS 16 had been applied since the commencement of the lease, with the result of a £20 thousand reduction in opening total accumulated losses.
Initial adoption has resulted in the recognition of right-of-use assets of £325 thousand and lease liabilities of £316 thousand and the reclassification of prepaid lease rentals of £29 thousand.

As of January 1, 2019
£'000s
Operating lease commitments (including prepayments) disclosed as at December 31, 2018	600
Less: adjustments relating to prepaid lease payments	(29)
Operating lease commitments as at December 31, 2018	571
Discounted using the group’s incremental borrowing rate	526
Less: short-term leases recognized on a straight-line basis as expense	(210)
Lease liability recognized as at January 1, 2019	316
In applying IFRS 16 for the first time, the group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate of 8% to a portfolio of leases with reasonably similar characteristics;

•	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019, as short-term leases;

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease; and

•	excluding initial direct costs from the initial measurement of the right-of-use asset.

The Group is applying IFRS 16’s low-value and short-term exemptions. The adoption of IFRS 16 has had no impact on the Group’s net cash flows, although a presentation change has been reflected in 2019 whereby cash outflows of £296 thousand are now presented as financing, instead of operating. There is a decrease of £34 thousand in general and administrative costs as depreciation of the right of use asset is less than the lease costs and a £30 thousand increase in finance expense from the presentation of a portion of lease costs as interest costs. There is no significant impact on overall loss before tax and loss per share.

In the period the Group agreed extensions to the leases. As a result it recognized an additional liability and right-of-use asset of £1,046 thousand.

4. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom.
5. Financial instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk), cash flow and fair value interest rate risk, credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2018.

6. Estimates
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2018. In addition the company carried out a value in use impairment review.
Impairment of intangible assets, goodwill and non-financial assets
The Company notes that after the reduction in its share price since December 31, 2018, at various points in the three months to March 31, 2019, the market value of the Company was less than its net book value. The Company therefore carried out an impairment review as at March 31, 2019. From market research management assessed, among other inputs, potential patient numbers from likely physician prescribing patterns, price points, the time from possible launch to peak sales, script rejection, attrition rates and probability of success. Management also carried out a sensitivity analysis on key assumptions and assessed that a reasonable change in these assumptions would not lead to the value in use falling below net book value. Consequently, management determined that the Company's value in use exceeded the carrying value of the Company's assets and that no impairment was required.
At various other points in the nine months to September 30, 2019, the market value of the Company was less than its net book value. Consequently, management re-performed the impairment review as at September 30, 2019, and identified no changes to market conditions, the competitive landscape, market research insights or other factors that would change its conclusions. Consequently, management determined that the Company's value in use exceeded the carrying value of the Company's assets and that no impairment was required.

7. Finance income and expense

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
	£'000s	£'000s	£'000s	£'000s
Finance income:
Interest received on cash balances	180	238	659	611
Foreign exchange gain on translating foreign currency denominated bank balances	689	502	575	1,230
Fair value adjustment on derivative financial instruments (note 11)	354	2,591	2,077	—
Total finance income	1,223	3,331	3,311	1,841

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2018	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
	£'000s	£'000s	£'000s	£'000s
Finance expense:
Fair value adjustment on derivative financial instruments (note 11)	—	—	—	3,385
Interest on discounted lease liability	15	—	30	—
Unwinding of discount factor movements related to the assumed contingent arrangement (note 12)	31	27	89	78
Total finance expense	46	27	119	3,463

8. Taxation
The tax credit for the nine month period ended September 30, 2019, amounts to £6.0 million and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the nine month period ended September 30, 2019 for an amount of £6.1 million less a tax expense of £35 thousand related to the US operations (nine month period ended September 30, 2018: £3.0 million tax credit, comprising £3.0 million for research and development tax credit, less £35 thousand expense for tax on US operations).
The tax credit for the three month period ended September 30, 2019, amounts to £2.6 million, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended September 30, 2019 for an amount of £2.6 million less a tax expense of £16 thousand related to the US operations (three month period ended September 30, 2018: £1.1 million tax credit, comprising £1.1 million for research and development tax credit, plus tax credit £28 thousand expense for tax on US operations).
9. Loss per share calculation
For the nine months ended September 30, 2019, the basic loss per share of 23.3p (September 30, 2018: loss of 16.1p) is calculated by dividing the loss for the nine months ended September 30, 2019 by the weighted average number of ordinary shares in issue of 105,326,638 during the nine months ended September 30, 2019 (September 30, 2018: 105,038,800). Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.
For the three months ended September 30, 2019, the basic loss per share of 9.6p (September 30, 2018: 2.2p) is calculated by dividing the loss for the three months ended September 30, 2019 (loss for September 30, 2018) by the weighted average number of ordinary shares in issue of 105,326,638 during the three months ended September 30, 2019 (September 30, 2018: 105,080,903).
Each ADS represents 8 ordinary shares of the Company, so the profit or loss per ADS in any period is equal to 8 times the profit or loss per share.
10. Short term investments
Short term investments as at September 30, 2019 amounted to a total of £7.2 million (December 31, 2018: £44.9 million) and consisted of fixed term deposits in both US Dollars and UK Pounds.

11. Derivative financial instrument
Pursuant to the July 2016 placement the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit, each of which was comprised of one ordinary share and one warrant. The warrant holders can subscribe for 0.4 of an ordinary share at a per share exercise price of 120% of the placing price (£1.7238). The warrant holders can opt for a cashless exercise of their warrants by choosing to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the shares. The warrants were therefore classified as a derivative financial liability, since their exercise might result in a variable number of shares to be issued. The warrants expire on May 2, 2022.
At September 30, 2019, and December 31, 2018, warrants over 12,401,262 shares were in effect.

	As of September 30, 2019	As of December 31, 2018
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.30%	0.76%
Remaining term to exercise	2.59 years	3.34 years
Annualized volatility	60.98%	60.72%
Dividend rate	0.00%	0.00%
Dilution discount	8.55%	5.66%
As at September 30, 2019, the Group updated the underlying assumptions and calculated a fair value of these warrants, using the Black-Scholes pricing model (including level 3 assumptions), amounting to £0.4 million.
The variance for the nine month period ending September 30, 2019, was £2.1 million (nine month period ending September 30, 2018: £3.4 million) and is recorded as finance income (September 30, 2018, recorded in finance expense) in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2019	2018
	£'000s	£'000s
As of January, 1	2,492	1,273
Fair value adjustments recognized in profit or loss	(2,077)	3,385
As of September, 30	415	4,658

For the amount recognized as at September 30, 2019, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10 % pts)
£'000s
Variable up	696
Base case, reported fair value	415
Variable down	199

12. Assumed contingent obligation related to the business combination
The value of the assumed contingent obligation as of September 30, 2019, amounted to £1,096 thousand (December 31, 2018: £996 thousand). The increase in value of the assumed contingent obligation during the nine months ended September 30, 2019, amounted to £100 thousand (nine months ended September 30, 2018: £87 thousand) and the unwinding of the discount on the liability was recorded in finance expense. Periodic re-measurement is triggered by changes in the probability of success. The discount percentage applied is 12%. In 2018 and the nine months ended September 30, 2019, there were no events that triggered remeasurement.

	2019	2018
	£'000s	£'000s
January 1	996	875
Impact of changes in foreign exchange rates	11	9
Unwinding of discount factor	89	78
September 30	1,096	962
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at September 30, 2019, of £1,096 thousand, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	Discount rate (up / down 1 % pt)	Revenue (up / down 10 % pts)
	£'000s	£'000s
Variable up	1,081	1,155
Base case, reported fair value	1,096	1,096
Variable down	1,163	1,087

13. Share option scheme
During the nine months ended September 30, 2019 the Company granted a total of 4,349,050 share options and 740,496 Restricted Stock Units (“RSUs”) (nine months ended September 30, 2018, the Company granted 2,090,847 share options, and 273,390 RSUs).
The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	2019	Weighted average exercise price	2018
	£		£
Outstanding at January 1	1.53	8,752,114	1.53	7,527,457
Granted during the period	0.57	4,349,050	1.46	2,090,847
Expired during the period	2.00	(19,998)	—	—
Forfeited during the period	0.79	(43,723)	1.43	(799,524)
Outstanding options at September 30	1.21	13,037,443	1.53	8,818,780

The movement in the number of the Company’s RSUs is set out below:

	2019	2018

Outstanding at January 1	862,473	1,052,236
Granted during the period	740,496	273,390
Exercised during the period	—	(309,237)
Forfeited during the period	—	(153,916)
Outstanding RSUs at September 30	1,602,969	862,473
The share‑based payment expense for the nine months ended September 30, 2019, was £1.9 million (nine months ended September 30, 2018: £2.2 million). In the nine months ended September 30, 2018, 799,524 unvested options and 153,916 RSUs were forfeited. Previously £370 thousand had been recognized in the statement of comprehensive income relating to their fair value; in the nine months ended September 30, 2018, this charge was reversed.
The options and RSUs granted during the nine months ended September 30, 2019, were awarded under the Company’s 2017 Incentive Plan with total fair values estimated using the Black Scholes option pricing model of £1.9 million. The cost is amortized over the vesting period of the options and the RSUs on a straight-line basis. The following assumptions were used for the Black‑Scholes valuation of share options and RSUs granted in the nine months ended September 30, 2019.

	Share options	RSUs
	Issued in the nine months ended September 30, 2019	Issued in the nine months ended September 30, 2019
Options / RSUs granted	4,349,050	740,496
Risk‑free interest rate	0.39% - 0.82%	0.76% - 0.82%
Expected life of options / RSUs	5.5 - 7 years	1 - 5 years
Annualized volatility	64.85% - 69.71%	67.98% - 69.71%
Dividend rate	0.00%	0.00%
Vesting period	1 to 4 years	1 to 5 years

14. Related party transactions
Dr David Ebsworth, Chairman of the Company, purchased 147,600 ordinary shares for £80 thousand from the market in the period.
Piers Morgan, Chief Financial Officer of the Company, and his spouse purchased 88,415 ordinary shares in total for £53 thousand from the market in the period.
At December 31, 2018, there was a receivable of £126 thousand due from one director and two key management personnel relating to tax due on RSUs that vested in the year ended December 31, 2018. Of this, £93 thousand was repaid with interest in the quarter and £33 thousand relating to the Company’s National Insurance obligation was settled by the Company.
In the period a director provided consultancy services for £15 thousand (nine months to September 30, 2018: £22 thousand).

Convenience translation
We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of September 30, 2019, and for the three and nine month periods ended September 30, 2019 into US dollars at the noon buying rate of the Federal Reserve Bank of New York on September 30, 2019, which was £1.00 to $1.2305. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)

	Three Months Ended September 30, 2019	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2019
	£'000s	$'000s	£'000s	$'000s
Research and development costs	(11,971)	(14,730)	(27,815)	(34,226)
General and administrative costs	(1,972)	(2,427)	(5,933)	(7,301)
Operating loss	(13,943)	(17,157)	(33,748)	(41,527)
Finance income	1,223	1,505	3,311	4,074
Finance expense	(46)	(57)	(119)	(146)
Loss before taxation	(12,766)	(15,709)	(30,556)	(37,599)
Taxation — credit	2,620	3,224	6,032	7,422
Loss for the period	(10,146)	(12,485)	(24,524)	(30,177)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	26	32	27	33
Total comprehensive loss attributable to owners of the Company	(10,120)	(12,453)	(24,497)	(30,144)
Loss per ordinary share — basic (pence / cents)	(9.6)	(11.9)	(23.3)	(28.7)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT SEPTEMBER 30, 2019, AND DECEMBER 31, 2018 (UNAUDITED)

	As of September 30, 2019	As of September 30, 2019	As of December 31, 2018
	£'000s	$'000s	£'000s
ASSETS
Non-current assets:
Goodwill	441	544	441
Intangible assets	2,241	2,758	2,134
Property, plant and equipment	1,141	1,404	21
Total non-current assets	3,823	4,706	2,596

Current assets:
Prepayments and other receivables	3,486	4,290	2,463
Current tax receivable	6,177	7,601	4,499
Short term investments	7,242	8,911	44,919
Cash and cash equivalents	33,823	41,619	19,784
Total current assets	50,728	62,421	71,665
Total assets	54,551	67,127	74,261

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,266	6,480	5,266
Share premium	118,862	146,260	118,862
Share-based payment reserve	9,789	12,045	7,923
Accumulated loss	(93,634)	(115,217)	(69,117)
Total equity	40,283	49,568	62,934

Current liabilities:
Derivative financial instrument	415	511	2,492
Finance lease liabilities	440	541	—
Trade and other payables	11,605	14,281	7,733
Total current liabilities	12,460	15,333	10,225

Non-current liabilities:
Assumed contingent obligation	1,096	1,349	996
Non-current lease liability	640	788	—
Deferred income	72	89	106
Total non-current liabilities	1,808	2,226	1,102
Total equity and liabilities	54,551	67,127	74,261